Sirit Inc.
372 Bay Street, Suite 1100
Toronto, ON
M5H 2W9 Canada

Tel: 416.367.1897 x249
Toll Free: 800.498.8760
Fax: 416.367.1435
Web site: www.sirit.com

August 1, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Appended please find a copy of

News Release #07-1 titled "Sirit's Infinity 510 RFID Reader Tops European Tests"

Yours truly,

Lorelei Luchkiw
Director, Marketing and Communications

/encl.

LL/tm

sirit vision beyond sight™ **NEWS RELEASE**

NR#07-16

FOR MORE INFORMATION:
Lorelei L. Luchkiw
Sirit Inc.
(416) 367-1897 x249
lluchkiw@sirit.com

Sirit's INfinity 510 RFID Reader Tops European Tests

Company set to release Benchmark results from
ODIN technologies, the Industry's leading Independent Research Lab

Toronto, ON, Canada - August 1, 2007 - Sirit Inc. ("Sirit") (TSX: SI), a leading provider of radio frequency identification ("RFID") solutions, announced today that it will host an open Webinar to review the ODIN European RFID Reader Benchmark™ in which the Company's INfinity 510 worldwide Gen 2 certified reader took top marks over six other leading European readers available on the market.

The Webinar, scheduled for August 16, 2007 at 12 p.m. (ET), will feature guest speaker, Patrick J. Sweeney II, President and CEO of ODIN technologies who will discuss the Benchmark methodologies and results. In addition to key information pertaining to the tests and findings, Sirit will share real world successes with European customers.

Participants of the Webinar will be supplied a free copy of the Benchmark valued at approximately US $1,500. Registration for the event can be found through Sirit's Web site, www.sirit.com

"The INfinity 510 continues to dominate the market - ranking first overall in this industry leading test and has set an impressive standard by which other readers are measured," stated Tony Sabetti, Vice President RF Solutions, Sirit Inc. "Our engineering team continues to push the boundaries of RF design to ensure that the INfinity 510 and our entire RFID product line addresses a wide variety of tomorrow's business challenges - today."

About the Benchmark

The *European RFID Reader Benchmark™* compares performance of the seven leading ETSI-compliant ultra high frequency (UHF) RFID readers in both a controlled laboratory setting and real world settings. The report is the first handbook to guide European end users in how to evaluate and select readers for their RFID programme. ODIN technologies does not manufacture RFID readers, tags or printers, and the company maintains strict independence in testing all RFID gear, therefore the report provides critical insight unavailable to end users any place else. The benchmark was developed to provide end users with objective insight into the RFID reader performance from a European perspective. It is complementary to previous ODIN reader benchmarks relating to readers designed for operations in the United States and provides the first scientific evaluation of European readers. Following ODIN's recent announcement of a five year contract with Airbus, this publication also reflects ODIN's growing European capabilities and focus.

About ODIN technologies
ODIN technologies is the leader in the physics of RFID for solution design, deployment services and optimization software. RFID is all we do. Global corporations on five continents leverage ODIN technologies' expert engineers and patented RFID deployment automation tools to achieve accuracy, speed and visibility for their RFID deployments. In addition to consulting services, ODIN technologies is also the publisher of the RFID Benchmark Series™, the industry's first and most referenced head to head performance analysis of RFID equipment. ODIN's RFID optimization software suite EasyRFID™ has been successfully used at dozens of companies across more than 150 sites worldwide to ensure accurate RFID implementations. ODIN's President and CEO, Patrick J. Sweeney II, is the author of RFID for Dummies and CompTIA RFID+ study guide, both published by John Wiley & Sons. ODIN serves clients from offices in Dulles, Virginia, USA, Tokyo, Japan and Budapest, Hungary. www.ODINtechnologies.com

About Sirit Inc.
Sirit Inc. (TSX: SI) is a leading provider of Radio Frequency Identification (RFID) technology worldwide. Harnessing the power of Sirit's enabling-RFID technology, customers are able to more rapidly bring high quality RFID solutions to the market with reduced initial engineering costs. Sirit's products are built on more than 13 years of RF domain expertise addressing multiple frequencies (LF/HF/UHF), multiple protocols and are compliant with global standards. Sirit's broad portfolio of products and capabilities are easily customized to address new and traditional RFID market applications including Supply Chain & Logistics, Cashless Payment (including Electronic Tolling), Access Control, Automatic Vehicle Identification, Near Field Communications, Inventory Control & Management, Asset Tracking and Product Authentication. For more information, visit www.sirit.com.

Cautionary Note Regarding Forward Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Sirit to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by these forward-looking statements as a result of risks and uncertainties impacting Sirit's business which are discussed in the section entitled "Description of the Business - Risks Factors" in Sirit's Annual Information Form dated March 19, 2007 as filed with the securities regulatory authorities in Canada via SEDAR. Although Sirit has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Sirit does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, further events or otherwise.

END